Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 23, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2150

S&P Dividend Aristocrats Select 25 Strategy Portfolio, CDA Series 1

File Nos. 333-256420 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2150, filed on June 17, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the S&P Dividend Aristocrats Select 25 Strategy Portfolio, CDA Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       In the first sentence of the fourth paragraph, please add the phrase “in the name of the trust” after the word “reference.”

Response:       In response to this comment, the first sentence of the fourth paragraph under the “Principal Investment Strategy” section will be amended to add the phrase “in the name of the trust” after the word “reference.”

 2. Please explain supplementally how the treatment of the creation and development fee (the C&D Fee”) differs from previous Guggenheim unit investment trusts. Specifically, does a unitholder who purchases units after the close of the initial offering period pay the C&D Fee? Additionally, does a unitholder who purchases on the first day of the initial offering period and sells prior to the close of the initial offering period avoid paying the C&D Fee?

Response:       The standard Guggenheim unit investment trust has a C&D Fee that is fully paid at the close of the initial offering period. In contrast, the C&D Fee for this trust accrues daily from the day after the end of the initial offering period through the trust’s termination date. An investor who sells or redeems their units prior to the trust’s termination date will not pay any unaccrued amounts of the C&D Fee upon sale or redemption of their units. As such, if a unitholder sells or redeems their units prior to the close of the initial offering period will not pay any of the C&D Fee because no amount of the C&D Fee will have accrued. As for purchases after the initial offering period, while it is possible for the sponsor to maintain a secondary market, it is not currently the intention of the sponsor to maintain one. Therefore, there will not be any units available for purchases after the close of the initial offering period.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren